                                                                     EXHIBIT 3.2

                            MEMORANDUM OF ASSOCIATION

   1.    Name of Company in Hebrew:       Ituran Location and Control Ltd.
         Name of Company in English:      Ituran Location and Control Ltd.

   2.    The objectives of the company (note main objectives):

                  (a) to engage in locating vehicles.

                  (b) control of vehicle fleets.

                  (c) to engage in providing guarding services, including
                      services of installing, operating and maintaining alarm
                      and security systems.

                  (d) any other legal activity.

3.       The responsibility of the shareholders is limited.

4.       The share capital of the company shall be as determined in the articles of association of the company from time to time.